Tara Minerals Corp.

2162 Acorn Court, Wheaton, Illinois, 60189 - Ph: 630-462-2079 / Fax 630-597-2508 / E-mail: taragoldresources@comcast.net

July 1, 2011

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Tara Minerals Corp.

Form 10-K

Filed April 15, 2011

File No. 333-143512

Dear Ms. Cvrkel:

On behalf of the Company, we are responding to your letter dated June 20, 2011 (the "Comment Letter") addressed to Ms. Lynda R. Keeton-Cardno, the Principal Financial Officer of the Company, with respect to the above referenced filing. Set forth below is the point raised in the Comment Letter and the response of the Company to the Comment Letter.

Form 10-K for the year ended December 31, 2010

Consolidated Balance Sheets

1.

We note from the Company’s consolidated balance sheets and from the disclosures included in Note 2 that approximately $8.1 million or approximately 69% of the Company’s assets consist of property plant and equipment including investments in mining concessions. Given that the Company has not generated any material amount of revenues in the most recent fiscal year or subsequent interim period, or since its inception, and has generated significant net losses during all periods presented in the Company’s financial statements, please explain in detail how the Company evaluated its long-lived assets for impairment pursuant to the guidance outlined in ASC 360-10-35. As part of your response and your revised disclosure, please explain both the method and significant assumptions used in your most recent impairment analysis and provide us with the detailed results of this analysis for each of your material long-lived assets and mining concessions. Your response should also explain in detail the basis and rationale for any revenue projections used in your impairment analysis. Please note that absent recent contracts or other arrangements that are expected to result in substantial revenues in the near future, we would expect the Company to consider recognizing impairment charges with regard to its long-lived assets in its financial statements pursuant to the guidance in ASC 360-10-35.

Management Response:

The Company has obtained third party valuations on its mining concessions each year since the Company first started to acquire mining concessions.  Since the mines are not currently in full production and since the Company could not afford to obtain a third party engineering study based on drilling a significant number of core samples in order to determine what mineral reserves are on the concession properties, the only real method of valuing the properties is to obtain information on comparative properties neighboring the mines and to determine the valuations based on comparative sales and publically reported data.  The purpose of the valuation study was only to support the carrying value of the concessions and not to determine what the mineral reserves are or what the potential future cash flow will be for each concession.  The equipment purchases are for actual mining activities which the Company has only recently begun.  The Company has entered into production agreements with third party companies for the sale of its mined minerals and should be able to recover its equipment cost through future production.

At the current time, the independent third party valuation consultant concludes that it is their opinion “that the current Fair Values of the Subject Company’s (Tara Minerals) Mining Concession Goodwill Assets exceeds the carrying amount values as reported in the Company’s Balance Sheet “ (at December 31, 2010).  The consultant’s opinion was based on other public companies mining concessions in the same geographical area as Tara Minerals and that none reported any impairment in its assets.  His opinion is also based on the fact that the current selling price (fair market value) of similar concessions in the same geographical area exceeded Tara Mineral’s carrying value for its concessions.

The Company’s auditors, Mendoza Berger & Company, met with the consultant; examined and challenged the assumptions used in the valuation analysis and came to the same valuation conclusion as the consultant.  In addition, the auditors and Company management investigated the consultant’s qualifications for valuing such properties and determined that the consultant was well qualified to value such properties.  The auditor also, on several occasions, accompanied the consultant on his physical inspection of the concession properties, reviewed independent third party data on comparative sales and on mineral strikes in the area of the Company’s concessions.  In several cases, data was obtained on mineral vein deposits in adjacent properties that were known to continue onto the Company’s concession properties.

Based on the personal inspection of the properties, the thorough review of the valuation report of the valuation consultant, meetings with the consultant to review his assumptions and data and comparing such data to Mendoza Berger’s and the Company’s own data on the subject properties, and reviewing comparative sales on similar concessions in the same geographical area as the Company’s concessions, Mendoza Berger & Company and the Company’s management agreed with the third party valuation report that there was no impairment in these assets at December 31, 2010.

As our accounting policy is to obtain valuation reports on our long lived assets, we will continue to obtain such reports in the future and augment the data with actual core samples and mineral deposits it discovers as mining operations progress.

Note 4. Income Taxes, page 35

2.

We note that you have an income tax benefit recorded for the year ended December 31, 2010 which is equal to the net deferred tax asset recorded during 2010. Please explain to us in detail why there was no income tax benefit or provision for the year ended December 31, 2009 and why you believe it was appropriate to record a deferred tax asset at December 31, 2010. As part of your response, please tell us the nature of any changes in circumstances that resulted subsequent to December 31, 2009 that resulted in the recognition of a deferred tax asset. Also, please explain in detail why you believe it is more likely than not that your deferred tax assets will be realized given the Company’s lack of material revenues and your history of operating losses. As noted in ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there are cumulative losses in recent years such as in your circumstances. Please note that absent substantive evidence that indicates you will generate a material amount of revenues and net earnings in the upcoming period, it appears a full valuation allowance should be provided with respect to your deferred tax asset. Please advise or revise as appropriate.

Management Response:

In 2009 and in prior years, Tara Minerals filed its tax returns as a subsidiary corporation with its parent company, Tara Gold Resources Corp.  As such, the tax aspects were all reported on the filing for the parent company.  In 2010, Tara

Minerals no longer qualifies as a subsidiary corporation of Tara Gold Resources Corp. for U.S. Federal taxation purposes.  This change resulted in the reporting of a deferred tax asset at the Tara Minerals level for the first time.

It is more likely than not that the deferred tax asset will be realized.  It is anticipated that the future events described below will generate sufficient future income of a sufficient amount and nature to fully utilize the deferred tax asset.

Historically, the Company’s parent, Tara Gold Resources Corp., had net operating losses and profits in alternative years. This was accomplished by the Company engaging in joint ventures that have given rise to profits, and the fact that existing income tax laws not allowing for the current deduction of foreign exploration expenses (IRC Section 616(d) and 617(h)) and certain stock based compensation (IRC Section 83).  Both Tara Gold and Tara Minerals (the “Companies”) are controlled and operated by the same management personnel.  In 2011, management of these Companies determined that it will focus on engaging in joint ventures at the Tara Minerals level rather than at the Tara Gold level as it had done in the past.  In February 2011, Tara Minerals announced it signed a letter of intent to joint venture its Picacho property.  Management believes this trend will continue, that these joint ventures will be profitable and, as a result of this future profitability, it is more likely than not that the deferred tax asset will be fully utilized in such profitable subsequent years.

On behalf of Tara Minerals Corp., in connection with the Company’s response to the Staff’s comment letter, the Company hereby confirms:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lynda R. Keeton-Cardno, CPA

Principal Financial and Accounting Officer